Mail Stop 3561

October 30, 2007

Ole B. Hjertaker
Ship Finance International Limited
14 Par-la-Ville Road
Par-la-Ville Place
Hamilton, HM 08
Bermuda

>   **Re: Ship Finance International Limited**
>   **File No. 001-32199**
>   **Form 20-F: For the Year Ended December 31, 2006**

Dear Mr. Hjertaker:

We have reviewed your October 5, 2007 correspondence and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We may also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 20-F: For the Year Ended December 31, 2006

Item 5. Operating and Financial Review and prospects – Overview

Revenues

1. We have reviewed your response to our prior comment number 1. We note that you account for the provision of management services under your time charter agreements with Frontline Charters as a separate unit of accounting for purposes of revenue recognition. However, we are unclear why you believe that the portion of time charter revenue that has been allocated as management service revenue should be recognized gross, rather than net of management service fees paid to Frontline Management (Bermuda) Ltd. ("Frontline Management"). In this regard, we note that i) you do not provide the actual management services to Frontline Charterers, ii) the daily amount of revenue that is recognized for the

management services equals the amount of the service fees paid to Frontline Management, and iii) both Frontline Charterers and Frontline Management appear to be subsidiaries of Frontline Ltd. Based upon the aforementioned factors, it appears that, in substance, your company is merely a pass-through entity for the cash payment between Frontline Charterers and Frontline Management, and that you have not provided or contributed to the performance of the management services received by Frontline Charterers. As such, it appears you should revise your statement of operations to recognize management service revenues net of the associated expenses paid to Frontline Management. Alternatively, please tell us why you believe that it is appropriate to recognize management service revenues on a gross basis, as well as the business purpose of the structure of the transactions between your company and the two Frontline entities.

2. We note that you account for $6,500 of your daily time charter revenue as service revenues. You state that the amount allocated as service revenues is based upon the amount charged to you by Frontline Management, since Frontline Ltd. (parent of Frontline Management) and your company are under common control. As noted in your response, the recognition of service revenues based upon the amount charged to you is not consistent with paragraph 12 of EITF 00-21, which states that arrangement consideration should be allocated to the separate units of accounting in an arrangement based upon their relative fair values, if there is objective and reliable evidence of the fair value for all units of accounting in the arrangement. Given that in the shipping industry i) vessels are chartered under both bareboat and time charters and ii) there are entities that specifically provide management services, it appears that there may be objective evidence of the fair values of the individual deliverables provided under your time charter contracts with Frontline. In this regard, please tell us the amount of revenue that you would expect to allocate as service revenues using the relative fair value method. As a part of your response, please tell us the fair values ascribed to each of the units of accounting, any key assumptions used in determining the fair values, and the basis of any material assumptions.

Consolidated Statements of Cash Flows

3. We have reviewed your response to our prior comment number 7. It appears that you have presented the net amount of i) the revenues received from third-party charters and paid to Frontline during the "cross-over" voyage period and ii) Frontline's base charter rates payable to you during the "cross-over" voyage period, as "deemed dividends paid," which are reflected in the financing activities section of your consolidated cash flow statement. However, we believe that presenting the aforementioned amounts on a gross basis would enhance the transparency of your consolidated cash flow statement. Please revise your presentation in future filings, accordingly. Refer to paragraph 11 of SFAS No. 95 for further guidance.

Notes to the Consolidated Financial Statements

2. Accounting Policies

Leases

4. We have reviewed your response to our prior comment number 9. However, we do not concur that the guidance provided in paragraph 34 of SFAS No. 13 is inconsistent with the guidance provided in paragraph 6(b)(i) of SFAS No. 13. As your purchase and lease transactions with Frontline Ltd. (and its subsidiaries) appear to qualify as sale-leaseback transactions, it appears that your accounting treatment should follow the guidance provided in paragraphs 32 and 34 of SFAS No. 13; whereas, the guidance provided in paragraph 6(b)(i) of SFAS No. 13 would be reserved for a traditional lease only transaction. In this regard, it appears that all of your leases to Frontline Ltd. that have resulted from transactions which qualify as sale-leaseback transactions should be accounted for as operating or direct financing leases in accordance with paragraph 34 of SFAS No. 13. Please tell us why you believe that your transactions with Frontline Ltd. do not qualify as sales-leaseback transactions and/or why you believe the guidance outlined in paragraph 6(b)(i) of SFAS No. 13 is more applicable than the guidance provided in paragraph 34 of SFAS No. 13.

5. We note that you have acquired additional vessels subsequent to the year ended December 31, 2006. It appears that certain of the vessels purchased during fiscal year 2007 may have been chartered back to their seller. For example, we note that the vessels acquired from Deep Sea Supply Plc. ("Deep Sea") may have been chartered back to Deep Sea under bareboat agreements. In this regard please tell us how you have characterized the charters of vessels (e.g. operating leases, direct financing leases, or sales-type leases) that were purchased subsequent to December 31, 2006 and chartered back to the seller. In addition, tell us how you have accounted for all other vessels that were purchased and placed into service during fiscal year 2007.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in its filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeffrey Sears at 202-551-3302 or Lyn Shenk at 202-551-3380 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Branch Chief